FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 20, 2007
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST:
Exhibit	Description of Exhibit
99.1	Provident Energy Closes Capitol Energy Acquisition and Updates Operational Guidance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: June 20, 2007	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary